CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to Registration Statement No. 333-255326 on Form N-14 of our report dated May 28, 2020, relating to the consolidated financial statements and financial highlights of the Fiera Capital Emerging Markets Fund, a series of Fiera Capital Series Trust, appearing in the Annual Report on Form N-CSR of Fiera Capital Series Trust for the year ended March 31, 2020, and to the references to us in the “Questions and Answers” section and under the headings “Proposal – To Approve the Agreement and Plan of Reorganization”, “Additional Information about the Funds”, “Independent Registered Public Accounting Firm”, and “Appendix C - Financial Highlights of Acquired Fund” in the combined proxy statement and prospectus, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

May 19, 2021